14047000

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
MAR 04 2014
Washington DC
403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO CAPITAL MARKETS CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Coppins 212-605-1602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pat Behnke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO CAPITAL MARKETS CORP., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
Pat Behnke, Chief Financial Officer and Managing Director
Title

Notary Public

KEITH C. LEAVY
Notary Public, State of New York
No. 02-4766451
Qualified in Rockland County
Commission Expires 3/15/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMO CAPITAL MARKETS CORP.

(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Capital Markets Corp.:

We have audited the accompanying statement of financial condition of BMO Capital Markets Corp., an indirect wholly owned subsidiary of the Bank of Montreal, as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

Opinion

In our opinion, the financial statement referred to above present fairly in all material respects, the financial position of BMO Capital Markets Corp. as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2014

BMO CAPITAL MARKETS CORP.

(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Statement of Financial Condition

December 31, 2013

(Dollars in thousands except share amounts)

Assets

Cash	$	24,373
Securities borrowed		7,028,119
Securities purchased under agreements to resell		3,972,047
Receivable from brokers, dealers, and clearing organizations		1,146,727
Receivable from customers		64,514
Receivable from affiliates		9,040
Financial instruments owned, at fair value ($2,802,039 is pledged as collateral)		4,095,716
Securities received as collateral		582,272
Accrued interest receivable		20,032
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $37,942		15,497
Other assets		131,578
	$	17,089,915

Liabilities and Stockholder's Equity

Liabilities:		
Bank loan payable	$	186,000
Securities loaned		5,323,236
Securities sold under agreements to repurchase		5,551,919
Payable to brokers, dealers, and clearing organizations		1,635,118
Payable to customers		65,332
Financial instruments sold, not yet purchased, at fair value		2,802,708
Obligation to return securities received as collateral		582,272
Accounts payable and accrued expenses		124,344
Total liabilities		16,270,929
Commitments and contingent liabilities		
Liabilities subordinated to claims of general creditors		550,000
Stockholder's equity:		
Preferred stock, $1,000 stated value. Authorized, 1 share; issued and outstanding, 1 share		1
Common stock, $10 par or stated value. Authorized 10,000 shares; 3,275 shares issued and outstanding		33
Additional paid-in capital		358,504
Accumulated deficit		(75,203)
Accumulated other comprehensive loss		(14,349)
Total stockholder's equity		268,986
Total liabilities and stockholder's equity	$	17,089,915

See accompanying notes to statement of financial condition.

(1) Organization and Description of Business

BMO Capital Markets Corp. (the Company) is a wholly owned subsidiary of BMO Financial Corp. (BFC), which is a wholly owned subsidiary of Bank of Montreal (BMO), a Canadian company. The Company operates as a self-clearing, institutional broker-dealer providing investment banking and brokerage services to corporate, institutional, and affiliate clients. It conducts its principal operations from office facilities in New York and Chicago, maintains additional offices in Atlanta, Boston, Denver, Houston, San Francisco, Seattle, Toronto and Washington D.C., and also maintains an operations center in Jersey City, New Jersey. The Company is registered with the Securities and Exchange Commission (SEC) as a U.S. securities broker-dealer and as an investment advisor and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the Securities Investor Protection Corporation, and a member of various exchanges. The Company is designated as a primary dealer in U.S. government securities by the Federal Reserve Bank of New York.

On December 20, 2013, the Company issued 615 shares of common stock to BFC in exchange for $50,000 of cash.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in United States dollars. These financial statements are prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(b) Use of Estimates

The preparation of the Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(c) Cash

Cash includes funds held in the Company's bank accounts for firm operating activities.

(d) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the Statement of Financial Condition and netted where right of offset exists. Financial instruments are recorded in the Statement of Financial Condition at market or estimated fair value.

(e) *Securities Purchased or Sold under Agreements to Resell or Repurchase*

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions. These transactions are collateralized by U.S. government and U.S. government agency securities, Canadian Government and Canadian provincial securities, commercial paper, corporate bonds, mortgage- and asset-backed securities, and are carried at contract amount plus accrued interest.

The Company's policy is to take possession of securities purchased under agreements to resell and to value the securities on a daily basis to protect the Company in the event of default by a counterparty. In addition, actions are taken to obtain additional collateral if the market value of the underlying assets is not sufficient to protect the Company.

Reverse repurchase and repurchase agreements with common counterparties, along with their respective interest receivable and payable, are offset in the accompanying Statement of Financial Condition when they meet the criteria for netting as prescribed by U.S. GAAP.

(f) *Securities Lending Activities*

Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of collateral advanced or received. Interest on such transactions is accrued and is included in the Statement of Financial Condition in accrued interest receivable and payable.

With respect to noncash securities borrowed and securities loaned transactions, the Company records the fair value of the securities received as Securities received as collateral and a corresponding Obligation to return securities received as collateral on the Statement of Financial Condition. As of December 31, 2013, the Company has securities received as collateral of $582,272, which are fully obligated to be returned.

(g) *Collateralized Short-Term Transactions*

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contracted obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged each day, and by requiring collateral levels to be adjusted in the event of excess market exposure. As of December 31, 2013, the fair market value of assets that the Company has pledged to counterparties under securities sold under agreement to repurchase and securities loaned transactions is $10,410,119. These assets

(Continued)

primarily consist of securities where the counterparty has the right to repledge or sell the security. The Company has also received similar assets as collateral as of December 31, 2013, with a fair market value of $10,764,019.

(h) Income Taxes

The Company's Federal taxable income is included in a Federal consolidated tax return with BFC and its eligible subsidiaries (consolidated group). The Company files separate state tax returns in certain states and is included in combined state tax returns with other affiliates in other states. The Company is party to a tax-sharing agreement with its parent, BFC, under which the Company pays, to BFC, the Company's separately computed tax liability, if any, and under which BFC pays, to the Company, the Company's separately computed tax benefit, if any, arising from the utilization of the Company's separately computed taxable loss by the consolidated group. Income taxes currently payable (receivable) are paid to or (received from) from BFC.

In accordance with U.S. GAAP, the Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the "more-likely than-not" threshold are not recognized in the year of determination.

(i) Stock-Based Compensation

BMO offers a long-term incentive program for certain of the Company's senior employees. Under this plan, participants are granted an award in restricted stock units and receive cash payment in three installments, based upon BMO's common stock price, over a three-year period. Employees who resign or are terminated for cause will not be entitled to receive awards previously granted. The amount related to employees not eligible to retire is recorded in the balance sheet in other assets.

(j) Exchange Memberships

Exchange memberships, which represent ownership interests in exchanges and provide the Company with the right to conduct business on the exchanges, are included in other assets and are carried at cost, or if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of this impairment, which approximates fair value of $2,605.

(k) Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*, in December 2011. The amendment requires enhanced disclosures by requiring improved information about financial instruments and derivative instruments that may be offset or are subject to an enforceable master netting arrangement or similar agreement. In January 2013, the FASB issued

(Dollars in thousands)

ASU 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*, which specified the financial instruments subject to the requirements of ASU 2011-11. The Company adopted ASU 2011-11 in 2013. The amendment impacts presentation only and did not have an impact on the Company's financial position.

(3) Securities Purchased under Agreements to Resell, Securities Sold under Agreements to Repurchase and Securities Lending Activity

The table below presents securities financing agreements included on the Statement of Financial Condition at December 31, 2013. The gross assets and liabilities are adjusted to take into consideration the effect of legally enforceable master netting agreements that meet the accounting criteria for netting under U.S. GAAP in order to derive the net balance sheet amount.

The column titled "Financial Instruments" in the table below represents securities received or pledged under repurchase or securities lending agreements where there are legally enforceable master netting agreements in place. These amounts are not offset on the Statement of Financial Condition, but are shown as a reduction to the net balance sheet amount in order to derive a net asset or liability. Securities collateral received or pledged where the legal enforceability of master netting agreements are uncertain is not included in the table below:

		Gross assets/ liabilities	Amounts offset	Net balance sheet amount	Financial instruments	Net assets/ liabilities
Securities borrowed	$	7,028,119	—	7,028,119	(3,271,814)	3,756,305
Securities purchased under agreements to resell		4,535,734	(563,687)	3,972,047	(3,923,569)	48,478
Securities received as collateral		582,272	—	582,272	(582,272)	—
	$	12,146,125	(563,687)	11,582,438	(7,777,655)	3,804,783
Securities loaned	$	5,323,236	—	5,323,236	(2,260,524)	3,062,712
Securities sold under agreements to repurchase		6,115,606	(563,687)	5,551,919	(4,626,343)	925,576
Obligation to return securities received as collateral		582,272	—	582,272	(582,272)	—
	$	12,021,114	(563,687)	11,457,427	(7,469,139)	3,988,288

(4) Securities and Cash Segregated Pursuant to Federal and Other Regulations

U.S. Treasury securities with a market value of $52,314 have been segregated in a "special reserve bank account for the exclusive benefit of customers" under Rule 15c3-3 of the SEC.

The Company has satisfied collateral requirements with clearing corporations and other broker-dealers by depositing securities and cash in the amount of $314,176 and $74,709, respectively, as of December 31, 2013.

(Dollars in thousands)

(5) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2013 consist of the following:

		Receivable	Payable
Securities failed-to-deliver/receive	$	188,866	229,612
Receivable from/payable to brokers and dealers		881,509	1,403,864
Receivable from/payable to clearing organizations		76,352	1,642
	$	1,146,727	1,635,118

(6) Financial Instruments Owned and Sold, not yet Purchased, at Fair Value

The company trades in U.S. government and U.S. government agency securities, Canadian Government and Canadian provincial securities, commercial paper, corporate debt securities, equity securities, futures, and option contracts.

Financial instruments owned and financial instruments sold, not yet purchased consisted of the following at December 31, 2013:

		Owned	Sold, not yet purchased
U.S. government and agency obligations	$	3,575,326	2,552,399
Canadian government and provincial obligations		20,363	7,317
Corporate and other obligations		266,754	37,184
Equity securities		233,273	181,893
Equity options		—	23,915
Credit default swaps		—	—
	$	4,095,716	2,802,708

The Company finances the majority of its financial instruments owned through repurchase or securities loaned agreements. Financial instruments sold, not yet purchased are generally financed through reverse repurchase or securities borrowed agreements.

(7) Fair Value

U.S. GAAP defines fair value, establishes a framework for measuring fair value, provides disclosure requirements around fair value, and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for *identical* instruments in active markets

Level 2 – Quoted prices for *similar instruments* in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. U.S. GAAP also precludes the use of block discounts for instruments traded in an active market, which were previously applied to large holdings of publicly traded equity securities, and requires the recognition of trade-date gains after consideration of all appropriate valuation adjustments related to certain derivative trades that use unobservable inputs in determining their fair value.

(a) Determination of Fair Value

The fair value of the majority of the Company's financial instruments is based on quoted prices in active markets, observable inputs, or external pricing service data. These instruments include U.S. government and U.S. government agency securities, Canadian Government and Canadian provincial securities, corporate debt securities, listed equity securities, exchange-traded derivatives, and forward currency contracts. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the asset or liability class and security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with guidelines under U.S. GAAP.

(Continued)

(Dollars in thousands)

(b) *Items Measured at Fair Value on a Recurring Basis*

The following table presents for each of the fair value hierarchy levels the Company's financial instruments that are measured at fair value on a recurring basis at December 31, 2013:

Description	Level 1	Level 2	Level 3	Netting (1)	Total
Assets:					
Securities owned:					
U.S. government and agency obligations	$ 3,267,850	307,635	—	(159)	3,575,326
Canadian government and provincial obligations	16,352	4,011	—	—	20,363
Corporate and other obligations	—	266,754	—	—	266,754
Equity securities	233,273	—	—	—	233,273
Equity options	45,094	—	—	(45,094)	—
	3,562,569	578,400	—	(45,253)	4,095,716
Interest rate futures and currency forwards	—	266	—	(8)	258
	$ 3,562,569	578,666	—	(45,261)	4,095,974
Liabilities:					
Securities sold, not yet purchased:					
U.S. government and agency obligations	$ 2,310,316	242,242	—	(159)	2,552,399
Canadian government and provincial obligations	—	7,317	—	—	7,317
Corporate and other obligations	—	37,184	—	—	37,184
Equity securities	181,893	—	—	—	181,893
Equity options	69,009	—	—	(45,094)	23,915
	2,561,218	286,743	—	(45,253)	2,802,708
Interest rate futures and currency forwards	231	8	—	(8)	231
	$ 2,561,449	286,751	—	(45,261)	2,802,939

(1) The impact of netting represents an adjustment related to counterparty and cash collateral netting.

(Dollars in thousands)

(c) *Other Fair Value Disclosure*

Many but not all of the financial instruments held by the Company are recorded at fair value in the Statement of Financial Condition. Cash, repurchase and reverse repurchase agreements, securities borrowed or loaned, receivables or payables from customers or from brokers, dealers and clearing organizations, and bank loan payables are recorded at amounts that approximate fair value due to their highly liquid nature and short maturity. The estimated fair value of the Company's liabilities subordinated to the claims of general creditors, based upon current rates offered to the Company for similar types of borrowing arrangements and the variable rate nature of the borrowings, approximates carrying value.

(8) Short-Term Borrowings

Short-term borrowings are generally used to finance securities inventories and to facilitate the securities settlement process. The level of these borrowings fluctuates daily and at times significantly, depending on market activity. The Company had a $750,000 credit facility with BMO at December 31, 2013. As of December 31, 2013, $146,000 was drawn at an interest rate of 0.285%. In addition, the Company had a $125,000 credit facility with BMO US Lending LLC, an affiliate, of which $40,000 was drawn at December 31, 2013 at an interest rate of 0.3295%. The Company also has third-party credit facilities aggregating to $380,000 in overnight borrowings of which none were drawn at December 31, 2013.

(9) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirements under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3. The Company's minimum capital requirement may also be increased over such minimums by certain provisions of Rule 15c3-1. FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements, which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than 5% of the calculated aggregate debits.

In addition, as a clearing member of Chicago Mercantile Exchange, Inc. (CME), the Company is qualified to clear transactions for all CME futures and options on futures contracts. Therefore, the Company is subject to the Commodity Futures Trading Commission minimum net capital requirement of 8% of noncustomer risk maintenance margin as well.

At December 31, 2013, the Company had net capital of $499,279, which was $479,344 in excess of its required net capital of $19,935.

(Dollars in thousands)

(10) Commitments and Contingent Liabilities

The Company rents its operating facilities in Chicago from its affiliate, BMO Harris Bank N.A (BHB) and renews its rental commitment annually. The Company rents its operating facilities in Houston from BMO.

BMO has entered into lease commitments for its operating facilities in New York and New Jersey, and the Company's estimated share of the minimum total lease obligation due under these leases is as follows:

2014	$	8,352
2015		9,189
2016		8,943
2017		9,042
2018		8,668
2019 and thereafter		25,487
	$	69,681

The Company also has additional leases in Atlanta, Boston, Denver, San Francisco, and Washington DC. The minimum total lease obligation due under these leases is as follows:

2014	$	1,098
2015		1,065
2016		1,024
2017		984
2018		651
2019 and thereafter		2,928
	$	7,750

The Company enters into underwriting commitments. At December 31, 2013, there were no open underwriting commitments.

The Company has been named as a defendant in various legal actions. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material adverse effect on the financial position of the Company.

(Dollars in thousands)

Some contracts that the Company enters into include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the Statement of Financial Condition as of December 31, 2013 related to these indemnifications.

(11) Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors, payable to BFC, consist of the following as of December 31, 2013:

Due March 31, 2015, 90-day LIBOR + 0.41%	$	50,000
Due April 15, 2015, 90-day LIBOR + 0.25%		30,000
Due September 2, 2015, 30-day LIBOR + 0.85%		150,000
Due September 2, 2015, 30-day LIBOR + 0.95%		100,000
Due October 31, 2015, 90-day LIBOR + 0.25%		45,000
Due December 3, 2015, 90-day LIBOR + 0.90%		100,000
Due August 1, 2016, 30-day LIBOR + 0.89%		50,000
Due August 31, 2015, revolving subordinated debt 90-day LIBOR + 0.25%		25,000
	$	550,000

The 90-day London Interbank Offered Rate (LIBOR) was approximately 0.25% at December 31, 2013. The subordinated liabilities are covered by agreements approved by the FINRA and are thus available in computing net capital under the SEC's Rule 15c3-1. Prepayment or payment upon maturity is subject to the approval of the FINRA. Repayment of this indebtedness is not permitted if, after repayment, the Company would fail to meet its regulatory capital requirements.

(Dollars in thousands)

(12) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets included in other assets at December 31, 2013 are presented below:

Deferred tax assets:		
Deferred employee compensation	$	29,613
Employee benefit plans		4,835
Deferred lease obligation		2,954
Federal tax loss carryforward		13,504
State tax loss carryforward		7,388
Charitable contribution carryforward		1,492
Deferred expenses		763
Total deferred tax assets		60,549
Valuation allowance		(12,410)
Deferred tax assets, net		48,139
Deferred tax liability:		
Intangible assets		(496)
Depreciation		(459)
Total deferred tax liability		(955)
Net deferred tax assets		47,184
Tax effect of adjustments related to pension and postretirement benefits recorded through to stockholder's equity		7,354
Net deferred tax assets	$	54,538

A valuation allowance of $12,410 exists at December 31, 2013 to offset a portion of the Company's federal deferred tax assets and substantially all of its state deferred tax assets. Management believes that the realization of the deferred tax assets, with the exception of certain federal and state deferred tax assets and state loss carryforwards, is more likely than not at December 31, 2013.

Federal tax loss carryforwards at December 31, 2013 of approximately $38,584 will expire in varying amounts in the years 2022 through 2032.

State tax loss carryforwards at December 31, 2013 of approximately $596,586 will expire in varying amounts in the years 2015 through 2033.

The balance of unrecognized tax benefits may decrease between $0 and $2,435 during the next 12 months depending upon the settlement of federal, state, and local tax audits.

(Dollars in thousands)

The Company joins in filing a consolidated Federal income tax return with its parent, BFC. At December 31, 2013, the Company has an outstanding receivable from BFC of $590 related to income taxes recorded in the Statement of Financial Condition. The Internal Revenue Service (IRS) has initiated an examination of the 2009 and 2010 consolidated Federal income tax return. There are no outstanding Federal examinations or statute extensions currently in force for years prior to 2009. The Company is currently under examination by several state and local taxing authorities (with New York City, New York State and Illinois being the most significant jurisdictions) for years 2005 onward. It is anticipated that several of these tax examinations will be completed by the end of 2014. As of December 31, 2013, no significant adjustments have been proposed for the Company's federal, state, or local tax filings that would have a material impact on the Company's effective tax rate.

The Company had approximately $1,113 accrued for the payment of interest and penalties at December 31, 2013.

(13) Benefit Plans

The Company is a participating entity in noncontributory defined-benefit pension plans sponsored by BHB, a wholly owned subsidiary of BFC. Most of the employees participating in retirement plans are included in one primary plan (Plan). Certain employees participating in the Plan are also covered by a supplemental unfunded retirement plan. The purpose of the supplemental plan is to extend full retirement benefits to individuals without regard to statutory limitations for qualified funded plans.

The Plan's benefit formula is an account-based formula, which is based upon eligible pay, age, and length of service. The policy for the Plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Securities Act, without regard to prior years' contributions in excess of the minimum.

The Company is a participating entity in the postretirement medical plan sponsored by BHB that provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. Effective December 31, 2007, the plan was changed to reflect expanded coverage available through Medicare and supplemental plans for retirees age 65 and older. Post-65 benefits for new hires and employees under age 35 were eliminated and corporate contributions for post-65 benefits for certain employees were reduced.

The Company recognizes the funded status of the pension, supplemental and postretirement benefit plans in its Statement of Financial Condition. It recognizes an asset for the plan's overfunded status or a liability for the plan's underfunded status. Funded status is measured as the difference between the plan assets at fair value and the benefit obligation. The pension assets of the Company were $4,905 as of December 31, 2013 and the postretirement and supplemental unfunded retirement plan liabilities were $207 and $35,526, respectively, as of December 31, 2013. The pension assets are included within other assets in the Statement of Financial Condition and the postretirement and supplemental unfunded retirement plan liabilities are included within accounts payable and accrued expenses in the Statement of Financial Condition.

(Dollars in thousands)

The Company participates in a 401(k) defined-contribution plan sponsored by BHB that is available to virtually all employees and makes a matching contribution based on the amount of eligible employee contributions.

(14) Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include forward contracts, exchange-traded futures and options, and securities purchased and sold on a when-issued or delayed delivery basis. These derivative financial instruments are used to facilitate customer transactions, conduct trading activities, and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. Futures and forward contracts and when-issued securities entered into by the Company provide for delayed delivery of the underlying instrument.

The following table summarizes the notional amounts of derivatives held for trading purposes, the gross fair values of which are recorded on the Statement of Financial Condition at December 31, 2013:

		Fair value		Notional	
		Assets	**Liabilities**	**Purchases**	**Sales**
Equity options	$	45,094	69,009	973,766	1,200,859
Interest rate futures contracts		—	231	29,306	—
Forward currency		266	8	121,141	117,567
Forward securities		159	160	333,994	287,190

The fair value of equity options and forward securities transactions is included in financial instruments owned and sold, not yet purchased and the fair value of futures and forward currency contracts is included in receivable from / payable to brokers, dealers, and clearing organizations in the Statement of Financial Condition.

The table below presents derivative fair values included on the statement of Financial Condition at December 31, 2013. The gross assets and liabilities are adjusted to take into consideration the effect of legally enforceable master netting agreements or clearing agreements that meet the accounting criteria for netting under U.S. GAAP.

The amounts in the column titled "Financial Instruments" in the table below represent securities or cash pledged under various clearing agreements. These amounts are not offset on the Statement of Financial Condition, but are shown as a reduction to the net balance sheet amount in order to derive a net asset or liability.

(Continued)

(Dollars in thousands)

		Assets/ Liabilities	Amounts Offset	Sheet Amount	Instruments/ Cash	Assets/ Liabilities
Equity options	$	45,094	(45,094)	-	-	-
Interest rate futures		-	-	-	-	-
Forward currency		266	(8)	258	-	258
Forward securities		159	-	159	-	159
Total Assets	$	45,519	(45,102)	417	-	417
Equity options	$	69,009	(45,094)	23,915	(23,915)	-
Interest rate futures		231	-	231	(231)	-
Forward currency		8	(8)	-	-	-
Forward securities		160	-	160	-	160
Total Liabilities	$	69,408	(45,102)	24,306	(24,146)	160

The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlements are made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, options, and when-issued securities is limited to the unrealized market valuation gains recorded in the Statement of Financial Condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by the market forces such as volatility and changes in interest rates. The Company had certain transactions that, in accordance with industry practice, were not recorded on the Statement of Financial Condition. These commitments, certain of which are with affiliated parties, are undertaken in the normal course of business. The settlement of these commitments is not expected to have a material adverse effect on the Company's financial position.

The Company's activities involve the execution, clearance, and settlement of various securities transactions for institutional investors, and other broker-dealers. Customer securities activities are transacted on either a delivery versus payment, cash, or margin basis, and are subject to exchange or Federal regulations. In accordance with industry practice, the Company records customer securities transactions on a settlement-date basis, which is generally one to three business days after trade date. These transactions may expose the Company to off-balance-sheet risk in the event that a customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill its obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or reduce positions when necessary.

The Company's financing and securities settlement activities require the Company to pledge its securities as collateral in support of various collateralized repurchase agreements. In the event the counterparty is unable to meet its contractual obligation to return the securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(a) Concentrations of Credit Risk

The Company is engaged in various securities trading activities servicing a diverse group of domestic and foreign corporations, governments, and institutional investors. A substantial portion of the Company's transactions are executed with institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's principal activities are also subject to the risk of counterparty nonperformance.

(b) Market Risk

The securities and derivative financial instruments traded by the Company involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

Financial instruments sold, not yet purchased commit the Company to deliver specified securities at predetermined prices. To satisfy the obligation, the Company must acquire the securities at market prices, which may differ from the values on the Statement of Financial Condition.

(15) Interests in Variable Interest Entities (VIE)

In accordance with U.S. GAAP, the Company evaluates whether it has a controlling financial interest in a VIE through means other than voting rights and whether it should consolidate the entity. VIEs include entities where the equity is considered insufficient to finance the entity's activities for which the equity holders do not have a controlling financial interest. The Company is required to consolidate VIEs if the investments held in those entities and/or the relationships with them result in the Company holding both the power to direct activities that most significantly impact the VIE's economic performance, and the obligation to absorb losses or the rights to receive benefits resulting from those activities of the VIE.

(Dollars in thousands)

The Company acts as servicing agent to Fairway Finance Company, LLC (Fairway) and administrator for Fairway Finance Euro Company Limited (Fairway Euro) and provides accounting and other administrative support to these entities, both of which are VIEs. Fairway and Fairway Euro are affiliates of the Company. Fairway is organized under the laws of Delaware. Fairway Euro is an Irish private limited company incorporated under the laws of Ireland

Both Fairway and Fairway Euro were established to purchase interests in receivables and similar assets, or in some instances, make loans secured by interests in receivables from clients. Fairway funds its purchases and loans primarily through the issuance of A-1/P-1 rated commercial paper notes.

The Company has determined that it does not have the power to direct activities that most significantly impact the VIE's economic performance in any VIE as of December 31, 2013.

(16) Transactions with Affiliates

The Company has reverse repurchase and repurchase agreements with affiliates of $2,088,457 and $2,289,417, respectively. In addition, the Company has securities borrowed and loaned with affiliates of $450,605 and $1,837,588, respectively.

The Company clears transactions for certain affiliates. This generated a receivable from noncustomer of $23,834, a payable to noncustomer of $557 and a payable to customer of $50,289 as of December 31, 2013. The Company earned $680 in commissions related to these transactions, which are included in the Statement of Comprehensive Loss.

(17) Subsequent Events

Management has evaluated all subsequent events for the Company after the balance sheet date through February 28, 2014, the date the Statement of Financial Condition was available to be issued, and has concluded there are no recognized or non-recognized events that require financial statement disclosure, except that in February, 2014 the Company terminated its short-term credit facility of $125,000 with its affiliate BMO US Lending and increased its facility with BMO from $750,000 to $1,000,000.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
BMO Capital Markets Corp.:

In planning and performing our audit of the financial statements of BMO Capital Markets Corp. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., the Chicago Mercantile Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2014